UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of $15 Million Best Efforts Offering

On June 26, 2025, Globavend Holdings Limited (the “Company”), a Cayman Islands exempted company, priced a best efforts public offering (the “Offering”) for the sale of units as described below for aggregate gross proceeds to the Company of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company. The Offering was comprised of: (i) 5,645,997 units (the “Ordinary Units”), each consisting of one ordinary share of the Company, par value $0.001 per share (the “Ordinary Shares”), one series A warrant to purchase one Ordinary Share (each a “Series A Warrant”) and one series B warrant initially to purchase one Ordinary Share (each, a “Series B Warrant”), and (ii) 16,093,133 pre-funded units (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant. The public offering price was $0.69 per Ordinary Unit and $0.689 per Pre-Funded Unit.

The Series A Warrants and the Series B Warrants will be immediately exercisable and will expire on June 30, 2026. Each Series A Warrant will have an initial exercise price per share equal to 100% of the price per Ordinary Unit sold in the Offering, or $0.69. The exercise price of each Series A Warrant will be reset immediately following the thirtieth (30th) calendar day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share VWAPs (as defined in the Series A Warrant) of the Ordinary Shares on Nasdaq for the twenty (20) trading days immediately prior to the Reset Date, provided that such price shall not be lower than $0.1395 (the “Floor Price”).

Each Series B Warrant will have an exercise price per share equal to 170% of the price per Ordinary Unit sold in this Offering, or $1.173. A holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero price exercise” option in which the holder is entitled to receive a number of Ordinary Shares equal to the product of (a) the number of Ordinary Shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP (as defined in the Series B Warrant) of the Ordinary Shares during the five (5) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero price exercise” option is only available at a time when the applicable Low Price is lower than the then applicable exercise price. At no time can the Low Price be lower than the Floor Price. Accordingly, if the holder elects the zero price exercise option, the number of shares of Ordinary Shares issuable upon exercise of the Series B Warrants could increase to up to an aggregate of 322,113,130, assuming the Low Price equals the Floor Price at the time of such election.

The securities in the Offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-287533), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2025 and was declared effective by the SEC on June 24, 2025. Pursuant to the Securities Purchase Agreement, the Company has agreed not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period of 60 days beginning on the date of the Securities Purchase Agreement. The Company has also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) beginning on the date of the Securities Purchase Agreement for a period of 90 days.

On June 25, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the Offering and would receive at the closing of the Offering a cash fee equal to 7% of the gross proceeds in the Offering, a non-accountable expenses allowance of 0.5% of the gross proceeds of the Offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $125,000.

On June 26, 2025, the Company issued a press release announcing the pricing of the Offering.

The Offering closed on June 27, 2025. The Company intends to use the net proceeds from the Offering to capital expenditures, operating capacity, working capital, general corporate purposes, purchasing warehouses, registration and operation of our overseas business entities, branches and office and potential mergers and acquisitions in the future. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, which will depend upon numerous factors, including the progress of expansion and development efforts, whether or not the Company enters into strategic transactions, general operating costs and expenditures, and the changing needs of the Company’s business.

Copies of the (i) form of Pre-Funded Warrant, (ii) form of Series A Warrant, (iii) form of Series B Warrant, (iv) form of Securities Purchase Agreement, (v) Placement Agency Agreement, and (vi) press release on June 26, 2025 are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated as of June 25, 2025
99.1	Press Release, dated as of June 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: July 1, 2025

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